SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

LIFESCIENCES OPPORTUNITIES INCORPORATED
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS ARK Venture Capital, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 823,488 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 823,488 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,488
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12		TYPE OF REPORTING PERSON* CO

CUSIP No.	13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Robert D. Keyser
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 823,488 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 823,488 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,488
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12		TYPE OF REPORTING PERSON* IN

CUSIP No.	13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Albert J. Poliak
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 823,488 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 823,488 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,488
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12		TYPE OF REPORTING PERSON* IN

CUSIP No.	13G	Page 5 of 10 Pages

Item 1.

(a)   Name of Issuer: Lifesciences Opportunities Incorporated

(b)   Address of Issuer’s Principal Executive Offices:

8447 Wilshire Blvd, Suite 102
Beverly Hills, CA 90211

Item 2.

(a)   Name of Persons Filing: The names of the persons filing this statement are as follows:

ARK Venture Capital, Inc.
Robert D. Keyser
Albert J. Poliak

(b)   Address of Principal Business Office or, if none, Residence:

The principal business address for all persons filing this statement is 925 S. Federal Highway, Suite 600, Boca Raton, FL 33432.

(c)   Citizenship:

ARK Venture Capital, Inc. is incorporated in Delaware.
Messrs. Keyser and Poliak are United States citizens.

(d)   Title of Class of Securities: Common Stock, par value $.0001 per share

(e)   CUSIP Number.

Not Applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No.	13G	Page 6 of 10 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

ARK Venture Capital, Inc. is the beneficial owner of 823,488 shares of Common Stock.

Messrs. Keyser and Poliak each own 50% of the capital stock of ARK Venture Capital, Inc. and share both voting and dispositive power over the shares of common stock of the issuer held by ARK. However, Messrs. Keyser and Poliak each disclaim beneficial ownership of any of the securities reported in this Schedule 13G as indirectly beneficially owned by him through ARK Venture Capital, Inc. to the extent such ownership exceeds his pecuniary interest in the securities.

(b)   Percent of class:

ARK Venture Capital, Inc. - 7.9%

Robert D. Keyser - 7.9%

Albert J. Poliak - 7.9%

(c)   Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote:

ARK Venture Capital, Inc. - 823,488 shares of Common Stock

Robert D. Keyser - 0

Albert J. Poliak - 0

(ii)   Shared power to vote or to direct the vote:

ARK Venture Capital, Inc. - 0

Robert D. Keyser - 823,488 shares of Common Stock

Albert J. Poliak - 823,488 shares of Common Stock

(iii)   Sole power to dispose or to direct the disposition of:

ARK Venture Capital, Inc. - 823,488 shares of Common Stock

Robert D. Keyser - 0

Albert J. Poliak - 0

CUSIP No.	13G	Page 7 of 10 Pages

(iv)   Shared power to dispose or to direct the disposition of:

ARK Venture Capital, Inc. - 0

Robert D. Keyser - 823,488 shares of Common Stock

Albert J. Poliak - 823,488 shares of Common Stock

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No.	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2008

ARK Venture Capital, Inc.

	By:	/s/ Robert D. Keyser
Robert D. Keyser, President

/s/ Robert D. Keyser
Robert D. Keyser

/s/ Albert J. Poliak
Albert J. Poliak

CUSIP No.	13G	Page 9 of 10 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement